Note 5
New accounting pronouncement

As required, the fund has adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies. This Guide requires that the fund amortize premiums and accrete discounts on all fixed-income securities, and classify as interest income gains and losses realized on paydowns on mortgage-backed securities. Prior to November 1, 2001, the fund did not amortize premiums for certain fixed-income securities and characterized as realized gains and losses paydowns on mortgage-backed securities. Adopting these accounting principles did not affect the funds net asset value, but did change the classification of certain amounts between interest income and realized and unrealized gain/loss in the Statement of operations. The adoption of this principle for the year ended October 31, 2002 was to decrease net investment income by $1,044,496, increase net unrealized appreciation by $806,485 and to decrease net realized losses by $238,011. The Statement of changes in net assets and Financial highlights for prior periods have not been restated to reflect this change in presentation.